

December 9, 2014

Via E-mail
Mr. James R. Porter
Chief Financial Officer
Alamos Gold, Inc.
2200-130 Adelaide Street West
Toronto, Ontario, Canada, M5H3P5

**Re: Alamos Gold, Inc.
            Form 40-F for the Year Ended December 31, 2013
            Filed April 1, 2014
            File No. 001-35783**

Dear Mr. Porter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.3
4. Acquisitions, page 21
a) Esperanza Resources Corporation, page 21

1.   We understand from your disclosure that you concluded the acquisition of Esperanza Resources Corporation did not meet the definition of a business combination and therefore you accounted for the transaction as the acquisition of an asset. We also note that your description of the Esperanza Project in the Annual Information Form included in Exhibit 99.1 indicates the project is in the development stage and you include quantification of mineral content. You also state on page 2 of Management's Discussion and Analysis that the project is in the "advanced stage." Please tell us how you considered paragraphs B7 through B12 of IFRS 3 in determining that your acquisition of Esperanza Resources Corporation was not an acquisition of a business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining